SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at April 25, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 25, 2006

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

MAJOR NEW COPPER-GOLD ZONE AT XIETONGMEN

April 25, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Ltd. (TSX Venture: KMK; OTCBB: KMKCF) and Anthony Garson, President and CEO of Great China Mining Inc. (OTC.BB-GCHA), announce exploration surveys carried out on the Xietongmen property outside of the main deposit area have led to the discovery of a highly prospective exploration target. The Xietongmen property is located 240 kilometers from the city of Lhasa in Tibet, People's Republic of China. Continental is the project operator, holding a 50% interest (earning in to 60% interest), and has entered into preliminary agreements with principal shareholders of Great China Mining to acquire through a merger, the other 50%.

A major exploration program was initiated at Xietongmen in 2005. The 2005 work comprised 10 square kilometers of geological mapping, collection of approximately 1,100 rock chip and 500 soil samples, as well as diamond drilling. Sixty-two holes were drilled in southeast portion of an open-ended, coincident copper and gold soil geochemical anomaly. Long intervals of continuous, strong copper and gold mineralization, averaging over 200 meters in length, were intersected by drilling in the Xietongmen deposit. A significant mineral resource was outlined that is open to expansion.

A second copper-gold zone, named Langtongmen, was also discovered that encompasses an area of scattered outcrop approximately one kilometer in diameter. Reconnaissance-type rock chip samples of intensely weathered, quartz stockwork veined, sericite altered, volcanic rocks and a quartz porphyry intrusion, similar to the mineralized intrusion at the nearby Xietongmen deposit, carry anomalous concentrations of copper and gold in the range of 500-8100 parts per million and 100-900 parts per billion , respectively. Only one exploration hole - 5057 - was drilled near the anomalous area and returned a 135.5 meter interval from 194 to 325.5 meters grading 0.28% copper and 0.31 g/t gold.

A property wide magnetic survey carried out in 2006 has further outlined the geological context of the Xietongmen property, helping define the next phase of drilling in the area. These positive results will be followed up by drilling, once the delineation drilling planned for the Xietongmen deposit in 2006 is completed. A Map showing copper and gold anomalies in the Xietongmen and Langtongmen areas, 2005 drill holes and initial magnetic results is posted on the companies' websites at www.continentalminerals.com and www.greatchinamining.com.

A comprehensive program is underway at Xietongmen in 2006, designed to fully assess the resource potential and expansion of the Xietongmen deposit and other prospective areas on the property and collect the data necessary for a feasibility study and environmental and social impact assessments. Community and stakeholder engagement activities are ongoing, with the goal that the project will provide direct, tangible benefits for local residents and communities, respect local socio-economic priorities and incorporate a high standard of environmental management.

Continental and Great China Mining recently announced preliminary agreements between Continental and certain principal Great China Mining shareholders, whereby the companies will be merged to unify 100% ownership in the Xietongmen property in Continental (see joint news release April 13, 2006). Under the merger arrangements, an additional 109 square kilometers of ground will be acquired. A map illustrating the current and additional land holdings is available at www.continentalminerals.com and www.greatchinamining.com. Exploration surveys will be initiated on this ground following the closing of the friendly merger.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton President & CEO Continental Minerals Corporation

For further information:
Continental Minerals Corporation Tel: 604 684-6365 Toll Free 1 800 667-2114 www.continentalminerals.com	Great China Mining Inc. Tel: 604 641-1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.